December 8, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Kevin Vaughn, Accounting Branch Chief

Tara L. Harkins, Staff Accountant

Lynn Dicker, Reviewing Accountant

Re:

Sierra Monitor Corporation

Form 10-KSB for the Year Ended December 31, 2007

Filed March 26, 2008

Form 10-Q for the Quarter Ended September 30, 2008

Form 8-K Dated October 30, 2008

File No. 000-25699

Ladies and Gentlemen:

On behalf of our client Sierra Monitor Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set out in a letter dated November 24, 2008 (the “Comment Letter”).  Set forth below are the responses to the Comment Letter provided by the Company.  For ease of reference, each comment contained in the Comment Letter appears in bold directly above the Company’s corresponding response.

Form 10-KSB for the Year Ended December 31, 2007

Notes to Financial Statements, page F-6

Note 1.  Summary of the Company and Significant Accounting Policies, page F-6

-Significant Recent Accounting Pronouncements, page F-12

1.

You state that FIN 48 is effective for fiscal years beginning after December 31, 2007 and that you have not yet determined the impact (if any) that the adoption of this standard will have on your financial statements.  Please explain to us how you considered the guidance in paragraph 22 of FIN 48 that indicates this standard is effective for public enterprises whose fiscal years begin after December 15, 2006, which is in your case would be on January 1, 2007.

Securities and Exchange Commission

Re: Sierra Monitor Corporation

December 8, 2008

RESPONSE:  The Company advises the Commission that the reference to “December 31, 2007” in our Form 10-KSB was a typographical error and that the Company intended to state that the pronouncement would be effective with respect to the Company for fiscal years beginning after December 31, 2006.  The Company will, in future filings, correct this error.

Note 5.  Employee Stock Compensation Plan, page F-14

2.

We note from your disclosures that you utilize the Black-Scholes option pricing model to determine the fair value of your stock options.  Please revise future filings to explain how you determined the assumptions utilized in these models including volatility, risk free interest rate, expected life, etc.  Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAB Topic 14.

RESPONSE:  The Company acknowledges the Staff’s comment and in future filings will explain how it determines the assumptions utilized in these models.

Form 10-Q for the Quarter Ended September 30, 2008

Item 4T.  Controls and Procedures, page 16

3.

We note your disclosure that your principal executive officer and principal financial officer concluded that “[your] disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information that [you] are required to disclose in the reports that [you] file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and form.”  The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-l5(e).

Securities and Exchange Commission

Re: Sierra Monitor Corporation

December 8, 2008

RESPONSE:  The Company acknowledges the Staff’s comment and in future filings will revise its disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-l5(e).

Form 8-K Dated October 30, 2008

4.

We note that you present your non-GAAP measures in the form of a statement of operations.  This format may be confusing to investors as it reflects several non-GAAP measures, including but not limited to, non-GAAP operating expenses, non-GAAP income from operations, and non-GAAP income before income taxes, which have not been described to investors.  In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format.  Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented.  Specifically, you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors.  To eliminate investor confusion, please remove the non-GAAP statements of operations format from all future filings.  Instead, only disclose those non-GAAP measures used by management and which you intended to provide to investors with the appropriate reconciliations to the most directly comparable GAAP measure.

RESPONSE:  The Company acknowledges the Staff’s comment and in future filings will remove the non-GAAP statements of operations format and will disclose non-GAAP measures used by management and intended to be provided to investors with the appropriate reconciliations to the most directly comparable GAAP measure.

5.

Further to the above, we note that you identified a non-GAAP measure entitled “non-GAAP net profit (loss) as a percentage of revenue” within your discussion preceding the non-GAAP statement of operations.  Please revise your future filings to provide the disclosures required by Item 100 (a) of Regulation G related to this non-GAAP measure.

Securities and Exchange Commission

Re: Sierra Monitor Corporation

December 8, 2008

RESPONSE:  The Company acknowledges the Staff’s comment and in future filings will provide the disclosures required by Item 100 (a) of Regulation G related to this non-GAAP measure.

*****

In addition, as requested by the Staff, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A letter to this effect from the President, Chief Executive Officer and Chief Financial Officer of the Company is included with this submission.

*****

Securities and Exchange Commission

Re: Sierra Monitor Corporation

December 8, 2008

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

If you have any questions regarding this request, please contact the undersigned at (650) 320-4693 or Danielle Nelson at (650) 565-3991.  Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Aaron J. Alter

Aaron J. Alter

cc:

Gordon Arnold, Sierra Monitor Corporation
Tamara Allen, Sierra Monitor Corporation

Squar, Milner, Peterson, Miranda & Williamson, LLP
Danielle Nelson, Wilson Sonsini Goodrich & Rosati, P.C.

December 8, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:

Kevin Vaughn, Accounting Branch Chief

Tara L. Harkins, Staff Accountant

Lynn Dicker, Reviewing Accountant

Re:

Sierra Monitor Corporation

Form 10-KSB for the Year Ended December 31, 2007

Filed March 26, 2008

Form 10-Q for the Quarter Ended September 30, 2008

Form 8-K Dated October 30, 2008

File No. 000-25699

Ladies and Gentlemen:

In connection with the letter of Wilson Sonsini Goodrich & Rosati, P.C., submitted on behalf of Sierra Monitor Corporation (the “Company”) in response to comments from the staff of the Securities and Exchange Commission received by letter dated November 24, 2008, the Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Re: Sierra Monitor Corporation

December 8, 2008

Very truly yours,

SIERRA MONITOR CORPORATION

/s/ Gordon R. Arnold

Gordon R. Arnold, President, Chief Executive Officer and Chief Financial Officer

cc:

Squar, Milner, Peterson, Miranda & Williamson, LLP

Aaron Alter, Wilson Sonsini Goodrich & Rosati, P.C.

Danielle Nelson, Wilson Sonsini Goodrich & Rosati, P.C.